FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

June 20, 2016

Mr. Gus Rodriguez

Accounting Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Stifel Financial Corp.

Form 8-K

Filed February 23, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 1, 2016

File No. 001-09305

Dear Mr. Rodriguez:

Stifel Financial Corp. (the “Company”) is submitting this letter in response to the comment communicated by the Staff of the Securities and Exchange Commission during a phone conversation between the Staff and the Company on June 13, 2016 related to the Company’s disclosures in its Form 8-K filed on February 23, 2016.

We note for the information of the staff that concurrent with the submission of this response letter, confidential treatment of the response included in this letter is being requested under the Commission’s rules pursuant to the accompanying confidential treatment request.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83” and each page is marked for the record with the identifying numbers and code “SF001” through “SF005.” We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

The Staff’s verbal comment is included in this letter and is followed by the Company’s response.

- SF001 -

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Staff Verbal Comment:

Form 8-K filed February 23, 2016

Exhibit 99.1

We note your response dated June 3, 2016 to our verbal comment issued on May 19, 2016. Please provide us with a reconciliation for the year ended December 31, 2015 and the three months ended March 31, 2016 in which you reconcile non-GAAP expense adjustments from the respective earnings release non-GAAP reconciliation to the proposed reconciliation that you provided in your response dated May 6, 2016. For the duplicative expenses, please further break them out by cost synergies and restructuring costs within both the compensation and benefits expense and non-compensation operating expense categories. Please also provide the stock-based compensation expense, also included in compensation and benefits expense, and the acquisition-related expenses and amortization of intangibles in the non-compensation operating expenses for the periods requested above.

For the amount of remaining cumulative non-GAAP integration costs for future periods related to on-going deals at December 31, 2015, please tell us the break-down by type of future non-GAAP adjustments (i.e. stock-based compensation, duplicative expenses, acquisition-related expenses, amortization of intangibles, etc.). In addition, for the duplicative expenses please further break them down by cost synergies and restructuring costs.

[Confidential Treatment requested for this response. Please note pages SF003 and SF004 are redacted.]

[****]

- SF002 -

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the above information, please do not hesitate to contact me at (314) 342-2228.

Sincerely,

/s/ James M. Zemlyak
James M. Zemlyak
President and Chief Financial Officer
(Principal Financial Officer)

cc:	Ronald J. Kruszewski, Chairman and Chief Executive Officer

David M. Minnick, Senior Vice President and General Counsel

Mark P. Fisher, Senior Vice President and General Counsel

- SF005 -